Exhibit 14(a)(3)

[Chaikin, Cohen, Rubin & Gilboa. Letterhead]

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the the inclusion in the Annual Report on Form 20-F of Scitex Corporation Ltd. (“Scitex”) for the fiscal year ended December 31, 2003 (the “Annual Report”), and to the incorporation by reference in the Registration Statements of Scitex on Form S-8 (Registration No. 33-34233, Registration No. 33-46861, Registration No. 33-87614, Registration No. 33-97622, Registration No. 33-97624 and Registration No. 33-39364), of our Report dated February 16, 2004, with respect to the financial statements Objet Geometries Ltd. as of December 31, 2003.

Sincerely yours, /s/ Chaikin, Cohen, Rubin & Gilboa —————————————— Chaikin, Cohen, Rubin & Gilboa Certified Public Accountants (Isr.)

Tel-Aviv, Israel
June 28, 2004